                           EXHIBIT 1.1

BECKER HOLDING GMBH, BECKER GMBH AND THEIR SUBSIDIARIES


COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1994

TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors of
Becker Holding GmbH and Becker GmbH

We have audited the combined balance sheet of Becker Holding GmbH and Becker GmbH and their respective subsidiaries as of December 31, 1994 and the related combined statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Becker Holding GmbH and Becker GmbH combined and their respective subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States.


April 28, 1995
Mannheim Germany


               KPMG Deutsche Treuhand-Gesellschaft
               Aktiengesellschaft
               Wirtschaftsprufungsgesellschaft


               /s/ Frank           /s/ Dr. Keller
               Wirtschaftsprufer   Wirtschaftsprufer

Becker Holding GmbH, Becker GmbH and their Subsidiaries
Combined Statement of Income
Year ended December 31, 1994 (Deutschmarks (DEM) 000's omitted)



                                                             DEM

Net sales                                                  296,823

Operating costs                                            289,141
                                                           ________
    Operating income                                         7,682

Other expenses:
    Interest expense, net                                    9,514
    Miscellaneous, net                                         367

                                                            _______
    Loss before income taxes and extraordinary items        (2,199)

Income tax expense                                               0

    Net loss before extraordinary items                     (2,199)

Extraordinary items, net of tax effect                     (14,388)
                                                           ________
    Net loss                                               (16,587)
                                                           ========





















See accompanying notes to combined financial statements

Becker Holding GmbH, Becker GmbH and their Subsidiaries
Combined Balance Sheets
December 31, 1994  (Deutschmarks (DEM) 000's omitted)

Assets                                                        1994
                                                              DEM
Current assets:
  Cash and short term investments                              923
  Receivables (less allowance for doubtful
        accounts DEM 1,779 in 1994)                         30,989
  Inventories  (note 3)                                     34,148
  Other current assets                                       1,060
                                                            ------
    Total current assets                                    67,120

Property, plant and equipment, net  (note 4)                50,975

Other assets                                                   117
                                                           _______
Total assets                                               118,212
                                                           =======
Liabilities and Shareholders' Equity:

Current liabilities
  Notes payable (note 5)                                    55,595
  Current portion of long term debt (note 6)                 5,757
  Accounts payable - trade                                  16,637
  Accounts payable - other                                  12,594
  Accrued  liabilities (note 7)                             57,233
  Income taxes payable (note 10)                               267
                                                           ________
     Total current liabilities                             148,083

Long term debt (note 6)                                     13,900
Subordinated debt (note 11)                                 54,542

Shareholders' equity:
  Share capital (note 8)                                     2,475
  Accumulated deficit                                     (100,788)
                                                          _________
 Net shareholders' deficit (note 15)                       (98,313)

Commitments and contingencies (notes 9 & 14)               ________

  Total liabilities and shareholders' equity               118,212
                                                           ========





See accompanying notes to combined financial statements

Becker Holding GmbH, Becker GmbH and their Subsidiaries
Combined Statement of Cash Flows
Year ended December 31, 1994 (Deutschmarks (DEM) 000's omitted)

                                                               DEM
Cash flows from operating activities
   Net loss                                                 (16,587)
                                                         __________
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                              21,188
  Loss on disposal of property, plant and equipment             302

Changes in assets and liabilities:
Decrease (increase)  in:
   Receivables                                                3,389
   Inventories                                                2,878
   Other current assets                                       1,457

Increase (decrease) in:
   Accounts payable - trade                                (  4,591)
   Accounts payable - other                                     794
   Accrued liabilities                                        8,840
   Income taxes payable                                    (  1,169)
                                                          __________
Total adjustments                                            33,088
                                                          __________
Net cash provided by operating activities                    16,501
                                                          __________
Cash flows from investing activities:

  Proceeds from sale of property, plant and equipment         1,038
  Capital expenditures for property, plant
     and equipment                                          (12,487)
  Other items                                               (    98)
                                                          __________
Net cash used in investing activities                       (11,547)
                                                          __________

Cash flows from financing activities:
   Net repayments under lines of credit                     (12,580)
   Net borrowing under subordinated debt                     10,000
   Repayments of long term debt and subordinated debt       ( 2,813)
                                                          __________
   Net cash used in by financing activities                  (5,393)
                                                          __________
Net increase (decrease) in cash and short term investments  (   439)

Cash and short term investments at beginning of year           1,362
                                                          __________
Cash and short term investments at end of year                   923
                                                          ==========

Becker Holding GmbH, Becker GmbH and their Subsidiaries
Combined Statement of Shareholders' Deficit
Year ended December 31, 1994 (Deutschmarks (DEM) 000's omitted)


                                        Share          Accumulated
                                        Capital        deficit
                                        DEM            DEM

Balance December 31, 1993:

  Becker Holding GmbH                     2,000
  Becker GmbH                               275
  Becker Service und Verwaltung GmbH        200
                                        ________
  -total-                                 2,475         (84,129)

Net loss                                                (16,587)

Translation differences                                 (    72)
                                                       _________

Balance December 31, 1994                 2,475        (100,788)
                                        ========       =========



























See accompanying notes to combined financial statements

BECKER HOLDING GMBH, BECKER GMBH AND THEIR RESPECTIVE SUBSIDIARIES

NOTES TO THE COMBINED
FINANCIAL STATEMENTS
DECEMBER 31, 1994

(In thousands of Deutschmarks (DEM) unless otherwise stated)


1.   Operations and ownership

          The Companies' principal business is the design, manufacture and marketing of radios for automobiles. Products are manufactured and sold in Germany and internationally under the "Becker" brand name. The company is an original equipment supplier to a number of automobile manufacturers including Daimler Benz and BMW.

          As of December 31, 1994, the Companies are wholly owned by Mr Roland Becker of Courtedoux, Switzerland. As more fully described in Note 15, the Companies were sold to Harman International Industries Incorporated under terms of an agreement dated February 16, 1995.


2.   Summary of significant accounting policies

          Presentation of the financial statements
          -----------------------------------------------

          In connection with the acquisition of the Companies by Harman International Industries Incorporated, the Companies prepared combined financial statements in accordance with U.S. generally accepted accounting principles. During 1993 there was a major restructuring of the companies which would render any combination of Balance Sheets, Statements of Income and Cash Flows for the year ended December 31, 1993 and 1992 misleading. For this reason, comparative information is excluded.


          Combination principles
          -----------------------------

          The combined financial statements include Becker Holding GmbH, Becker GmbH, Becker Service und Verwaltung GmbH, Becker of North America Inc and Becker Automotive (Pty) Limited. Because there is no sole holding entity for these entities the financial statements are prepared as a combination in which intercompany balances and transactions as well as unrealized profit in intercompany inventories have been eliminated.

          Foreign currency translation
          ----------------------------------

          Assets and liabilities of foreign subsidiaries are translated to Deutschmarks at foreign exchange rates prevailing at the balance sheet dates. Statements of Income of foreign subsidiaries are translated at the average rates for the year. Translation gains and losses resulting from the application of these rates in 1994 are not included in the determination of net income but are shown in the Statement of Shareholders' Deficit. Cumulative translation adjustments from previous years have not been separately calculated.


          Income recognition
          -----------------------
          Revenue is recognised upon shipment of goods.


          Inventories
          -------------

          Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. Provisions for slow moving and obsolete articles are provided by using a systematic reserve calculation based on production requirements or other appropriate procedures.


          Property, plant and equipment
          ------------------------------------
          Property, plant and equipment is recorded at cost or in the case of major capital leases at the present value of the minimum future lease payments.

          Depreciation and amortization is provided primarily using the straight-line method over the estimated useful lives of the assets from 2 to 50 years.

          Income taxes
          ----------------
          Income taxes payable are currently provided for based on the taxable results reported by each individual subsidiary. Deferred taxes are provided on timing differences between the results reported for tax and financial purposes using the liability method. No deferred taxes are recognised for future benefits resulting from net operating losses because the realizability is highly uncertain due to the history of losses and therefore are fully reserved.

          Research and development
          --------------------------------
          Research and development costs are expensed as incurred. The Companies' expenditures for research and development for the year ended December 31, 1994 amounted to Deutschmarks 35.6 millions.


3.   Inventories

          Inventories consist of the following:                DEM
                                                            (000's)
          Raw materials and supplies                        14,833
          Work in  process                                   9,238
          Finished goods and spare parts                    10,077
                                                         __________
          Total                                             34,148
                                                         ==========

4.   Property, plant and equipment

          Property, plant and equipment are composed of the
          following:
                                                              DEM
                                                           (000's)
          Land and buildings                                39,355
          Machinery and equipment                           31,352
          Office furniture and equipment                     8,648
          Tooling                                            4,442
          Vehicles and other                                 8,269
                                                         __________

                                                            92,066
          Less accumulated depreciation and
            amortization                                   (41,091)
                                                         __________


          Property, plant and equipment, net                50,975
                                                         ==========

5.   Notes payable

          At December 31, 1994 the Companies had lines of credit with various banks aggregating DEM 55.6 millions.
          Interest rates based on various indices varied from 10.25% in Germany to 17.5% in South Africa. There were no unused credit lines available at December 31, 1994.

6.   Long-Term Debt
     Long-term debt is composed of the following:
                                        Interest Rate      DEM
     Loans from IKB Duetsche Industries      (%)          (000's)
      Bank AG Dusseldorf
     14236-005                               6.75             468
     14326-006                               6.25           1,094
     14226-007                               7.375          2,891
     14326-008                               7.4            5,241
     14326-009                               7.4            1,310
     14326-010                               5.0            1,550
     14326-011                               5.5            3,450
     14326-012                               7.5            3,593
     Other                                  16.0               60
                                                           ______
     Total                                                 19,657
     Less Current Installments                             (5,757)
                                                           ______
     Long-Term Debt                                        13,900
                                                           ======
     Loans 14326-005, 006, 007, 010, 011 were granted net of
     commission of 4% which is being amortized over the period of the loan, loan 14326-012 was similiarly granted net of commission of 5%. No commission applied to loans 14326-008, 009.

7.   Accrued liabilities

          Accrued liabilities include the following major items:
                                                              DEM
                                                            (000's)
          Pension                                            21,698
          Restructuring and personnel lay-off                 6,055
          Social security and other personnel benefits        9,386
          Legal costs and pending legal claims                1,858
          Warranty and other risks                           16,481
          Income and other taxes                                267
          Other accruals                                      1,488
                                                            _______
                                                             57,233
                                                            =======
8.   Share capital
          Share capital of the combined Companies is made up of:
                                                              DEM
                                                           (000's)
          Becker Holding GmbH                                2,000
          Becker GmbH (52.4% share)
               nominal value DEM 524 of which
               DEM 275 is called                               275
          Becker Service und Verwaltung GmbH                   200
                                                            _______
                                                             2,475
                                16                          =======

9. At December 31, 1994 the Companies are liable for the following minimum lease commitments under non-cancellable operating and finance lease agreements:

                                                              DEM
                                                           (000's)

     Years Ending December 31,
          1995                                                 301
          1996                                                 147
          1997                                                  11
                                                            _______
               Total                                           459
                                                            =======

10. The Companies in Germany and South Africa have incurred substantial losses in the years ended December 31, 1993 and 1994. The level of accumulated losses, when compared to projected business plans is such that it is unlikely that the accumulated tax loss carried forward will be absorbed in the foreseeable future. Accordingly, no defferred tax debit has been acccounted for in respect of timing differences.

11.  Subordinated debt

          Subordinated debt comprises current loans for which the holders gave consent to subordinate their claims to those of other creditors as follows:

                                                             DEM
                                                            (000's)

          Notes Payable                                     16,000
          Accounts payable - other                          38,542
                                                            ------
                                                            54,542
                                                            ======

          As part of the transaction for the sale of Companies to Harman (referred to in note 15) these liabilities have been disposed of as follows:

                                                              DEM
                                                            (000's)

          Notes payable, forgiven                           10,000
          Notes payable, paid                                6,000
          Accounts payable - other, forgiven                36,200
          Accounts payable - other, paid                     2,342
                                                            ------
                                                            54,542
                                                            ======

12.  Business segments

          The Companies' predominant business is the design, manufacture and marketing of automobile radio products. The Companies have operations in Germany and internationally. For the year ended December 31, 1994 details of net sales by these geographic segments were:
                                                             DEM
                                                           (000's)

          Germany                                          219,161
          International                                     79,727
          Intercompany elimination                         ( 2,065)
                                                          _________
               Total                                       296,823
                                                          =========

          Practically all of the Company's assets are located in Germany. The Company's accounting for the year do not permit any meaningful analysis of the results of operations by geographic segment.

13.       Pensions

          The Companies and their subsidiaries have various different pension schemes in place depending on local regulations and practices. Besides governmental pension plans, defined benefit plans exist in Germany and South Africa. Both plans were actuarially valued at December 31, 1994 in accordance with FASB 87 and appropriate provisions included in the balance sheets.

14.       Commitments and contingencies

          The Companies and their subsidiaries are involved in several legal actions arising out of normal operations with customers, suppliers and former employees. The outcome of these actions cannot be predicted at this moment. However, management, based on legal advice, believes such actions are either without merit or do not represent a material liability in excess of amounts specifically provided for such cases.

          Commitments as of December 31, 1994 arising out of normal business operations include outstanding letters of credit of approximately Deutschmarks 50 thousand.

15.       Subsequent event

          Under the terms of an agreement dated February 16, 1995 Mr Roland Becker sold the Companies to Harman International Industries Incorporated (Harman) effective January 1, 1995 subject to the fulfilment of certain conditions. Those conditions were met on February 27, 1995. The agreement includes provision for the forgiveness by Roland Becker of amounts payable to him by the Companies amounting to DM 36.2 millions and for the forgiveness of bank debt amounting to DM 10 millions.

          The combined balance sheet of the Companies after such forgiveness at January 1, 1995 can be summarized as follows:
                                                          DEM
                                                        (000's)

          Current assets                                 67,120
          Non-current assets                             51,092
          Current liabilities                          (156,425)
          Non-current liabilities                      ( 13,900)
                                                       _________
           Equity (deficit)                            ( 52,113)
                                                       =========
          It is Harman managements' intention to continue to operate the business of the Companies and their subsidiaries on a going concern basis including respective financing as necessary.

                         ============